SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated June 4, 2003

Commission File Number 333-100683

BARAN GROUP LTD.
(Translation of Registrant’s name into English)

Baran House
8 Omarim St. Industrial Park
Omer 84965
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 40-F ☐ Form 20-F ☒

Indicateby check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

No ☒ Yes ☐

BARAN GROUP LTD.
Form 6-K

BARAN GROUP LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Results for the Three Month Ended March 31, 2004

Omer, Israel, June 4, 2004 – Baran Group Ltd. (“Baran”, or “the Group”) Israel’s leading and largest engineering, technology and construction solutions provider announced its results for the three month ended March 31, 2004.

Financial Highlights:

•	Moderate increase of 7% in revenues and reported revenue of $40.3 million ($37.7 million on the first quarter 2003).

•	Substantial increase of 26% in cost of revenue to $40 million ($31.8 million on the first quarter 2003) mostly derived of the additional costs in the “Nachshonim” project – a Civil Engineering Division project.

•	Net loss of ($4.96) million (2003: loss of $17.07 million, 2003 first quarter: profit of $0.67 million) also attributed to the “Nachshonim” project – a Civil Engineering Division project.

•	Negative cash flow from operating activities of $6.9 million, a 34% improvement compared with the first quarter of 2003 (same period during 2003: negative cash flow of $10.5 million).

•	Decrease in Cash and Cash Equivalents and in Short-term Investments to $19.6 million (end of 2003: $28.3 million)

Operational Highlights:

•	Baran gradually consolidated its divisions into only four divisions (namely Communications division, Civil Engineering division, Industry division and Technology and Services division) including cut downs in its headquarters.

•	Continuous implementation of the policy to focus Baran’s activity on its core business, i.e. engineering, technology and construction solutions global services, a process which began on mid 2003. This policy results in consolidation of formerly dispersed activities and scrutinized review of none engineering and entrepreneurship activities. If following such review, the Group believes that the ripening of this type of activities shall be a time consuming and high cost process, than such activities are stopped or suspended.

•	“Nachshonim” project – a Civil Engineering Division project is currently accruing substantial losses which convert the Group’s financial results from balanced results to a loss.

•	The Comunication Division activity in the United States is now balanced and it continues to stabilize after substantial cash burnage and losses during 2003.

•	Beginning of new projects in the Industry Division, first signs of improvement in the industry fields Baran is engaged in.

Financial information by divisional classification

Baran currently operates through four divisions since the end of 2003. Each division’s relative contribution to the aggregate revenues of Baran was as follows:

Division	1-3.2003	2003	1-3.2004
Communications Division	33%	34%	40%
Civil Engineering Division	13%	8%	9%
Industry Division	20%	19%	19%
Technologies and Services Division	34%	39%	32%
Total	100%	100%	100%
Revenues	$38	$154	$40

Additional Review:

Communication Division

The company experienced a slight increase in revenues which is mainly attributable to the local and worldwide economic recovery signs. Baran’s revenue increased by 7% mainly noticed in the Communications Division, which experienced an increase from 33% of the revenue in the three month ended March 31, 2003 to 40% in three month ended March 31, 2004. The increase in revenue represents the increase in revenue of the Communications Division subsidiaries in both the United States and Europe. Baran expects the upward trend in global Communications Industry to continue, and is making efforts to join it and secure more projects in this rising market.

Industry Division

Generally, the industry market in Israel still lacks private investors generated industry projects. The governmental sector initiated projects are carried on slowly and gradually. While the large scale water desalination projects which Baran won have not commenced yet (and one of them was even canceled by the government, as described in detail in the “subsequent events” section), Baran has won several bids for the detailed engineering design and permitting issuance process of on-shore and marine (off-shore) gas transportation lines. The overall scope of these projects is approximately $5.5 million (Baran has partners in some of the projects).

In April Baran’s Industry Division won a CMa project bid for a leading client in the semi-conductors industry.

The completion of the Tower Semiconductors FAB2 Plant in Migdal Ha’Emek is progressing as planed and is expected to continue to progress in similar rate throughout 2004.

Civil Engineering Division

The main contributor to the significant decrease in the Company’s gross profit is the continuous severe and extensive difficulties in the “Nachshonim” project. Baran has a one-third interest in a joint venture for the establishment of the “Nachshonim” project, a turnkey project for the construction of a modern military storage base for the Israeli Defense Forces. Severe and extensive engineering difficulties were discovered during the last third of 2003. Accordingly, in the last quarter of 2003, the joint venture recorded an accrual for additional costs in the project which resulted in a loss of $1.4 million to Baran. Farther developments during the three month ended March 31, 2004 lead the partners to reassess the expected results of the project. The project’s budget now indicates a loss of $15 million; Accordingly Baran recorded a gross loss of one third (1/3) of the loss in the current financial statements. The joint venture believes it has insurance coverage for this kind of events, as well as ability to obtain Change Order requests approval, however currently the joint venture can not determine to what extent (whether full or partial) , the additional costs will be recovered by the insurance company, or whether or not the requested Change Order shall be approved. Therefore no income of such funds was recorded at this stage. The remainder of the Engineering Division activities in projects for several government offices, Israel railway, Israel ports authority and other clients, continue to show positive results and indicate profits.

Technology and Services Division

Activity under this Division remains profitable, the main contributors being:

•	Real estate branch (office space lease, commercial center, investment in residential area construction in both Hungary and Canada).
•	Baran Technologies Inc. and Ever Switch products.
•	Industrial Centers E.O.D Ltd. in the commodities market, mainly raw materials (especially grains) that are used in the Israeli livestock feed industry.
•	Tefen Industrial Engineering Management and Systems Analysis Ltd. ("Tefen") in the field of industrial management engineering.

Liquidity and capital resource

Baran generated negative cash flow in the three month ended March 31, 2004 in the amount of $6.9 million as compared to a $12.9 million negative cash flow in the year ended December 31, 2003. The negative cash flow suffered by Baran, was substantially influenced by the decrease in accounts payables and accruals to the sum of $2.4 million and the increase of inventories by $2.5 million. The negative cash flow in 2004 continues the trend of 2003, therefore Baran continues to use past cash surplus as well as bank credit as its main financing source.

Geographical breakdown of Baran’s revenues for the years ended December 2003, 2002 and 2001was as follows:

Division	1-3.2003	2003	1-3.2004
Israel	75%	74%	67%
Europe	7%	10%	10%
USA	15%	14%	20%
The rest of the world	3%	2%	3%
Total	100%	100%	100%

In accordance with Baran’s intention to expand its international operations to approximately 40% of its total operations in 2004, compared with 26% in 2003 and approximately 29% in 2002, 33% of the company’s revenue in the three month ended March 31, 2004 derived of international activity. Baran’s investment in global market entry is beginning to bear fruits.

Basis of presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial condition and results of operation of Baran. The consolidated financial statements and notes are unaudited and should be read in conjunction with the Baran’s audited financial statements included in Baran’s report on Form 20-F for the year ended December 31, 2002, and together with Baran’s financial results for the year ended December 31, 2003, as filed with the Securities and Exchange Commission. The results of operations for the three months ended March 31, 2004 are not necessarily indicative of the results that could be expected for the entire fiscal year.

Subsequent Events

•	Baran announced that on May 31st, 2004 the Company’s board of directors resolved to approve the sale of Baran holdings in A.L.D Advanced Logistics Developments Ltd. (“ALD”), amounting to 50.5% of ALD’s issued capital, to Dr. Zigmond Bluvband, for consideration in the sum of $1.65 million. Baran resolution to sell its holdings in ALD resulted from the fact that ALD’s activity is external to Baran’s core business scope. The above sale is in consistence with Baran’s policy as of mid 2003, to focus Baran’s activity on its core business, i.e. engineering, technology and construction solutions global services and following reduce in none engineering activities.

•	As the sale was held after March 31, 2004, the sale results shall be recorded in the second quarter financial statements. The results published in this report contain ALD’s results as during the three month ended March 31, 2004 ALD was still part of Baran Group.

•	Carmel Desalination Ltd. (“CDL”), a company established by one of the Industry division’s companies together with two other companies, won a bid for the planning, construction, operation and maintenance of a desalination plant in Haifa, Israel. On April 1st, 2004, CDL received a letter from the Israeli Water Desalination Governmental Authority (“the WDA”) in which the WDA notifies CDL of the termination of the Desalination Facility BOO Agreement dated October 28th, 2002 (“the Agreement”). The WDA further announced that, it intends to collect the Performance Bond issued to it by CDL, as described in the Company’s immediate report dated April 4th, 2004, filed with the Securities and Exchange Commission. The Bond on the sum of NIS 35 million ($7.78 million), (Baran’s share of NIS 11.67 million ($2.59 million)) was forfeited on May 2nd, 2004. The above forfeiture substantially influenced Baran’s cash flow as shall be seen in Baran’s second quarter financial results. CDL rejects all the allegations made against it and intends to use all applicable legal measures against WDA. CDL and WDA have already entered an arbitration process and Baran’s legal counsels are of the opinion that CDL has good legal arguments against the WDA.

•	Tefen, one of the Group’s associated companies announced it intends to pay dividends to its shareholders. Baran holdings in Tefen shall entitle it to $1.1 million, which are expected to be paid on June 7, 2004.

BARAN GROUP LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

Convenience translation from adjusted NIS into thousands of U.S. dollars

	December 31, 2003	March 31, 2004
	Audited	Unaudited

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	14,197	10,006
Short-term investments	14,094	9,648
Restricts cash	290	-
Accounts receivable:
Trade and income receivable	51,175	50,442
Other	10,857	10,385
Inventories	3,639	5,886

T o t a l curent assets	94,252	86,367

INVESTMENTS LOANS AND LONG-TERM RECEIVABLES:
Investments in associated companies	5,340	5,520
Other investments loans and long-term receivable	2,789	2,925
Deferred income taxes	381	439

	8,510	8,884

LAND AND BUILDINGS FOR LEASE:
Cost	15,811	15,823
L e s s - accumulated depreciation and amortization	2,032	2,134

	13,779	13,689

FIXED ASSETS:
Cost	33,203	34,233
L e s s - accumulated depreciation	18,674	19,193

	14,529	15,040

GOODWILL, net of accumulated amortization	11,310	11,313
OTHER INTANGIBLE ASSETS,
net of accumulated amortization	580	501

	142,960	135,794

BARAN GROUP LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

Convenience translation from adjusted NIS into thousands of U.S. dollars

	December 31, 2003	March 31, 2004
	Audited	Unaudited

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term bank credit and bank loans	29,752	43,415
Accounts payable and accruals:
Trade	14,949	12,561
Other	24,925	25,856

T o t a l current liabilities	69,626	81,832

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement,
net of amount funded	1,125	1,350
Bank loans net of current maturities	30,888	15,933
Capital notes issued to minority shareholders of a
Subsidiary, net	2,368	2,362
Deferred income taxes	5	4

T o t a l long-term liabilities	34,386	19,649

T o t a l liabilities	104,012	101,481

MINORITY INTERESTS	2,315	2,275

SHAREHOLDERS' EQUITY
Share capital - ordinary shares of adjusted NIS 1
par value	3,302	3,302
Capital surplus	15,644	15,644
Differences from translation of foreign currency
financial statements of subsidiaries	52	421
Retained earnings	18,883	13,919
Cost of Company shares held by the Company and
its subsidiaries	(1,248)	(1,248)

T o t a l shareholders' equity	36,633	32,038

T o t a l liabilities and shareholders' equity	142,960	135,794

BARAN GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATION

	Convenience translation from adjusted NIS into thousands U.S. dollars
	Three month period ended March 31, Unaudited		Year ended December 31,2003 Audited
	2003	2004	2003

REVENUES:
Construction projects and services	25,764	27,141	107,668
Sale of products	11,318	12,485	43,629
Lease of buildings	432	599	1,634
Management fees from proportionately
consolidated companies	233	74	657

T o t a l revenues	37,747	40,299	153,588

COST OF REVENUES:
Construction projects and services	21,056	28,434	96,020
Sale of products	10,581	11,477	41,252
Lease of buildings	146	139	574

Total cost of revenues	31,783	40,050	137,846

GROSS PROFIT	5,964	249	15,742
RESEARCH AND DEVELOPMENT
EXPENSES	171	-	285
SELLING, MARKETING, GENERAL
AND ADMINISTRATIVE EXPENSES, net:
Selling and marketing, net	1,241	864	4,515
General and administrative	3,638	4098	16,176

OPERATING INCOME (LOSS)	914	(4,713)	(5,234)
FINANCIAL EXPENSES, net	(159)	(160)	(2,219)
GOODWILL IMPAIREMENT	-	-	(8,018)
OTHER INCOME (EXPENSES), net	311	40	162

INCOME (LOSS) BEFORE TAXES ON INCOME	1,066	(4,833)	(15,309)
TAXES ON INCOME	661	379	2,170

INCOME (LOSS) AFTER TAXES ON INCOME	405	(5,212)	(17,479)
SHARE IN PROFITS (LOSS) OF
ASSOCIATED COMPANIES, net	189	145	(136)
MINORITY INTERESTS IN LOSSES (PROFITS)
OF SUBSIDIARIES, net	78	103	550

NET INCOME (LOSS) FOR THE PERIOD	672	(4,964)	(17,065)

EARNINGS PER SHARE - basic and diluted	0.08	(0.62)	(2.13)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING - in thousands	7,928	8,018	8,018

BARAN GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Convenience translation from adjusted NIS into thousands U.S. dollars
	Three month period ended March 31,		Year ended December 31,
	2003	2004	2003
	Unaudited		Audited

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the period	672	(4,964)	(17,065)

Adjustments to reconcile net income to net cash
provided by operating activities:	(11,154)	(1,957)	4,165

Net cash provided by (used in) operating activities	(10,482)	(6,921)	(12,900)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(786)	(1,169)	(2,370)

Proceeds from sale of investments in an associated
company			210
Companies consolidated and proportionally
consolidated in previous years	80
Acquisition of subsidiaries consolidated for the
first time			79
Proceeds from sale of fixed assets	178	65	959
Decrease (increase) in short-term deposits, net	4	(32)	(958)
Sale (purchase) of short-term marketable
securities, net	5,353	4,886	7,428
Grant of long-term loan	(249)	(49)	(53)
Increase in long term deposits	-	-	(159)

Net cash provided by (used in) investing
activities	4,580	3,701	5,136

BARAN GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Convenience translation from adjusted NIS into thousands U.S. dollars
	Three month period Ended March 31,		Year ended December 31,
	2003	2004	2003
	Unaudited		Audited

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term bank loans received	81	554	321
Repayment of long-term bank loans	(4,366)	(4,704)	(5,919)
Dividend paid to minority shareholders in
consolidated subsidiary	-	-	(48)
Short-term bank credit - net	3,426	3,152	1,344
Short-term bank loans - net			6,043
Capital note issued to minority in a subsidiary			538

Net cash provided by (used in) financing activities	(859)	(998)	2,279

TRANSLATION DIFFERENCES ON CASH BALANCES OF A
SUBSIDIARY OPERATING INDEPENDENTLY	(61)	27	(257)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,822)	(4,191)	(5,742)

BALANCE OF CASH AND CASH
EQUIVALENTS AT BEGINNING
OF PERIOD	19,939	14,197	19,939

BALANCE OF CASH AND CASH
EQUIVALENTS AT END OF PERIOD	13,117	10,006	14,197

About the Baran Group

The Baran Group, Ltd. is a global provider of engineering, technology and construction solutions. The Company provides full-service, turnkey engineering and technological planning and production services to a broad range of industries through four professional divisions: communications, civil engineering, industry and technology and services. Baran specializes in handling complex and challenging projects, offering creative and unconventional solutions, and customizing projects to clients’ real needs. Baran’s services include feasibility & planning, detailed engineering, procurement, project management, facility management, and construction management.

For more information about the Baran Group, visit www.barangroup.com.

The information contained in this news release, other than historical information, consists of forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors, including general economic conditions, consumer spending levels, adverse weather conditions and other factors could cause actual results to differ materially from the Company’s expectations.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARAN GROUP LTD. BY: /S/ Sasson Shilo —————————————— Sasson Shilo Chief Financial Officer